Mail Stop 3720

March 7, 2007

<u>Via U.S. Mail</u>

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
9/F., Beijing Business World
56 Dongxinghong Avenue
CW District
Beijing, China 100062

> **RE:** **Telecom Communications, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed January 17, 2007**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
> **Filed February 15, 2007**
> **File No. 333-62236**

Dear Mr. Li:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Fiscal Year Ended September 30, 2006

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.   Tell us and disclose your revenue recognition policy with respect to your business
        within the import and export trading operating segment.

Note 4. Business Acquisition – Acquisition of Panyu Metals & Minerals Import & Export
Co. Limited, page F-14

2.   We note your acquisition of HRDQ, Inc. in June of 2006 and the related
        disclosures in the Form 10-QSB for the fiscal quarter ended June 30, 2006.
        However, you are required to provide full disclosures regarding this transaction in
        Note 4 pursuant to paragraphs 51 to 57 of SFAS 141. Please revise or advise us.

3.   In addition, we note that you have not filed a Form 8-K or a Form 8-K/A
        providing audited financial statements of HRDQ, Inc. and the related pro forma
        financial information when you acquired HRDQ in June of 2006. Please explain
        or file the related financial statements and pro forma financial information as soon
        as possible. Refer to Item 310 (b)(iv) and (c)(1) of Regulation S-B.

4.   Refer to the HRDQ, Inc. and Panyu M &M acquisitions. We note your response
        to our prior comment 9 in your response letter dated October 5, 2006; however,
        we remain unclear about the transactions surrounding your acquisition of HRDQ.
        Please address the following additional comments.

        a. Refer to the second bullet point of the response 9(1). Tell us and disclose
            the facts and circumstances surrounding the write off of goodwill of
            $369,501 related to Panyu M&M purchase in June 2006. As part of your
            response, explain to us why the valuation of Panyu M&M declined from
            $500,000 to $130,491 from April to June 2006. If you believe the
            valuation of Panyu M&M to be $130,491 in April 2006, tell us why you
            are willing to pay premium in the Panyu M& M purchase in April 2006.

        b. Explain to us in further detail why you now believe that you have acquired
            the customer list of Panyu M&M. It appears from the response 9(3) that
            you assigned the preliminary value of the customer list to be $369,509. If
            not, please advise us the preliminary value you assigned to the customer
            list. Also, disclose the reasonable expected date of finalizing the valuation.

        c. Tell us and disclose your impairment policy for goodwill and intangible
            assets.

       d. Refer to the fifth bullet point of the response 9(1). Tell us and disclose the preferred rights of the Series A preferred stock issued to Top Rider such as liquidation rights/preferences, dividends, voting, participation, and conversion terms etc. as compared to those of the common stock. It appears that the valuation of the Series A preferred stock should be higher than that of common stock because of the conversion and other preferred rights, if any. As such, we remain unclear your GAAP basis to assign an average per share amount of $1.96 in valuing the preferred and common shares issued to Top Rider in calculating minority interests. Please provide relevant authoritative GAAP literature to support your accounting.

       e. Refer to the response 9(2). With respect to the measurement date of the purchase of the Subaye.com, it appears that you should use the market price of HRDQ's stock for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issue, not at a later date (June 2006) or the closing date of the transaction. Please explain. Refer to paragraph 22 of SFAS 141.

       f. Refer to the response 9(3) with respect to the write-down of the website to $3,705,712. Advise us and disclose the facts and circumstances behind the $720,436 write-down of the website. Also, we note that you wrote the amount back in adjusting journal entry #3. Please explain. Support your accounting to record the write-down through additional paid-in capital instead of impairment charge through income statement and the write back as indicated in adjusting journal entry #3.

Note 15.Segment Reporting, page F-20

5.   We note that you have two principal operating segments, namely, "Integrated Communications Network Solutions" and "Import and Export Trading". Explain to us why you did not report segment information with respect to your IC Star business since your acquisition in 2003.

Note 17. Discontinued Operations, page F-22

6.   We note that you report discontinued operations with respect to your disposition of Island Media in April of 2006. In that regard, explain to us why you did not report discontinued operations for Island Media in accordance with paragraph 43 of SFAS 144.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director